UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          CAPSTONE TURBINE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  US 14067D1028
                                 (CUSIP Number)

                                 October 7, 2005
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                      Page 2 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Asset Managers International Ltd
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          9,424,132
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            9,424,132
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,424,132
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                      Page 3 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     AFC Holdings Ltd
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        9,424,132, all of which are held by Asset Managers
                    International Ltd ("AMI"), which is wholly owned by AFC
  OWNED BY          Holdings Ltd ("AFC").
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            9,424,132, all of which are held by AMI, which is wholly
                    owned by AFC.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,424,132
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                      Page 4 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Special Purpose Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
               6.   SHARED VOTING POWER
   SHARES
                    9,424,132, all of which are held by AMI. AMI is wholly owned
BENEFICIALLY        by AFC. Winchester Global Trust Company Limited ("WGTC")
                    owns the only voting stock in AFC, and the rest of the
  OWNED BY          equity in AFC is owned by Pentagon Special Purpose Fund,
                    Ltd. ("PSPF").
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    9,424,132, all of which are held by AMI. AMI is wholly owned by AFC. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,424,132
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                      Page 5 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Winchester Global Trust Company Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    9,424,132, all of which are held by AMI. AMI is wholly owned
  OWNED BY by AFC. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    9,424,132, all of which are held by AMI. AMI is wholly owned by AFC. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,424,132
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                      Page 6 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Olympia Capital (Ireland) Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Ireland
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    9,424,132, all of which are held by AMI, which is controlled
  OWNED BY          by Olympia Capital (Ireland) Limited ("OCI").
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            9,424,132, all of which are held by AMI, which is controlled by OCI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,424,132
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                      Page 7 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Capital Management Plc
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    9,424,132, all of which are held by AMI. Pentagon Capital
  OWNED BY Management Plc ("PCM") is an investment adviser which controls the investments of AMI.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    9,424,132, all of which are held by AMI. PCM is an investment adviser which controls the investments of AMI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,424,132
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                      Page 8 of 14 Pages

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Capstone Turbine Corporation (the "Issuer").

      (b) The address of the Issuer's principal executive office is 21211 Nordhoff Street, Chatsworth, California 91311.

Item 2. Reporting Person and Security.

      (a) Asset Managers International Ltd ("AMI"), AFC Holdings Ltd ("AFC") and Pentagon Special Purpose Fund, Ltd. ("PSPF") are each international business companies incorporated under the laws of the British Virgin Islands. Pentagon Capital Management Plc ("PCM") is a company incorporated and registered in England and Wales with company number 03657659. Olympia Capital (Ireland) Limited ("OCI") is a corporation organized under the laws of the Republic of Ireland. Winchester Global Trust Company Limited ("WGTC") is incorporated under the laws of Bermuda. AMI is wholly owned by AFC and is controlled by OCI. WGTC owns the only voting stock in AFC, and the rest of the equity in AFC is owned by PSPF. PCM is an investment adviser that controls the investments of AMI. AMI, AFC, PSPF, WGTC, OCI and PCM are referred to herein as the "Reporting Persons."

      (b) The business address for each of the Reporting Persons is 88 Baker Street, London, England W1U 6TQ, except for OCI whose business address is Harcourt Center, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland. The registered office for each of AMI, AFC and PSPF is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The registered office for PCM is at 88 Baker Street, London, England W1U 6TQ. The registered office for OCI is Harcourt Center, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland. The registered office for WGTC is Columbia House, 32 Reid Street, Hamilton, Bermuda HM11.

      (c) Each of AMI, AFC and PSPF was incorporated under the laws of the British Virgin Islands. OCI was incorporated under the laws of the Republic of Ireland. PCM was incorporated under the laws of England and Wales. WGTC was incorporated under the laws of Bermuda.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is US 14067D1028.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                      Page 9 of 14 Pages
--------------------------------------------------------------------------------
      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      On October 7, 2005, AMI and the Issuer entered into a Subscription Agreement ("Subscription Agreement") which provides that AMI would purchase the lesser of 10,703,704 shares of Common Stock or that number of shares of Common Stock that has an aggregate purchase price under the Subscription Agreement equal to $34,000,000.00. The shares were to be purchased over a period of ten business days. The purchase price of each share purchased on any of the days was to be set at 96% of the volume weighted average price of the Issuer's Common Stock on that day, as quoted by Bloomberg, LP; provided however, that if the Issuer offered Common Stock to one or more third parties at a price lower than that amount, the purchase price would be the lowest price at which the Issuer offers such shares of Common Stock.

      The Subscription Agreement contains provisions prohibiting AMI from purchasing shares of common stock under the agreement if doing so would result in the Reporting Persons and their affiliates beneficially owning shares purchased under the Subscription Agreement that represent more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

      As of October 7, 2005, none of the Reporting Persons had record ownership of any securities of the Issuer.

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                     Page 10 of 14 Pages
--------------------------------------------------------------------------------
      The right to vote and the right to dispose of shares beneficially owned by AMI are among all of the Reporting Persons.

      Assuming that the Issuer had 84,911,533 shares of Common Stock outstanding as of October 7, 2005, which is the number reported by the Issuer as outstanding as of June 30, 2005 in its Prospectus Supplement to Prospectus dated October 7, 2005, each of the Reporting Persons had, on October 7, 2005, beneficial ownership of 9,424,132 shares of Common Stock which represented 9.99% of the Common Stock outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                     Page 11 of 14 Pages
--------------------------------------------------------------------------------
                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 26, 2005                   ASSET MANAGERS INTERNATIONAL LTD

                                          By:  /s/ Carolynn D. Hiron
                                               -------------------------------
                                          Its: Director


Dated: October 26, 2005                   AFC HOLDINGS LTD

                                          By:  /s/ Carolynn D. Hiron
                                               -------------------------------
                                          Its: Director


Dated: October 26, 2005                   PENTAGON SPECIAL PURPOSE FUND, LTD.

                                          By:  /s/ Carolynn D. Hiron
                                               -------------------------------
                                          Its: Director


Dated: October 26, 2005                   WINCHESTER GLOBAL TRUST COMPANY
                                          LIMITED

                                          By:  /s/ Peter D. Liabotis
                                               -------------------------------
                                          Its: Vice President


Dated: October 27, 2005                   OLYMPIA CAPITAL (IRELAND) LIMITED

                                          By:  /s/ John Walley
                                               -------------------------------
                                          Its: Authorised Signatory


Dated: October 26, 2005                   PENTAGON CAPITAL MANAGEMENT PLC

                                          By:  /s/ Lewis Chester
                                               -------------------------------
                                          Its: Authorised Signatory

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                     Page 12 of 14 Pages
--------------------------------------------------------------------------------
                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                     Page 13 of 14 Pages
--------------------------------------------------------------------------------
                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Capstone Turbine Corporation beneficially owned by Asset Managers International Ltd, AFC Holdings Ltd, Pentagon Special Purpose Fund, Ltd., Winchester Global Trust Company Limited, Olympia Capital (Ireland) Limited and Pentagon Capital Management Plc and such other holdings as may be reported therein.

ASSET MANAGERS INTERNATIONAL LTD

By:   /s/ Carolynn D. Hiron
      -------------------------------
Its:  Director


AFC HOLDINGS LTD

By:   /s/ Carolynn D. Hiron
      -------------------------------
Its:  Director


PENTAGON SPECIAL PURPOSE FUND, LTD.

By:   /s/ Carolynn D. Hiron
      -------------------------------
Its:  Director


WINCHESTER GLOBAL TRUST COMPANY LIMITED

By:   /s/ Peter D. Liabotis
      ---------------------------------
Its:  Vice President


OLYMPIA CAPITAL (IRELAND) LIMITED

By:  /s/ John Walley
      ---------------------------------
Its: Authorised Signatory

                                  SCHEDULE 13G

CUSIP No.  US 14067D1028                                     Page 14 of 14 Pages
--------------------------------------------------------------------------------
PENTAGON CAPITAL MANAGEMENT PLC


By:   /s/ Lewis Chester
      ---------------------------------
Its:  Authorised Signatory